Exhibit 99.2

HARVEST OPERATIONS CORP. APPOINTS CHIEF OPERATING OFFICER

CALGARY, ALBERTA – JANUARY 20, 2012: Harvest Operations Corp. (“Harvest” or the “Company”) (TSX: HTE.DB.D, HTE.DB.E, HTE.DB.F and HTE.DB.G) on behalf of the Board of Directors would like to announce that effective January 23, 2012 Mr. Robert A. Pearce has been appointed COO of the Company. Mr. Pearce will report to the recently appointed CEO, Mr. Myunghuhn Yi.

Mr. Pearce joined Harvest last year as Vice President, Corporate Development & Treasurer. He has become a valuable member of Harvest’s senior management team with over 25 years of technical and business experience within the areas of corporate development, general management, debt and equity finance, strategy and planning. Mr. Pearce has an undergraduate degree in Geological Engineering and an MBA in Finance.

“We are pleased to appoint Rob to the position of COO of Harvest”, said Dr. Seong-Hoon Kim, Chairman of the Board. “His experience, business skills and energy are tremendous additions to Harvest’s management team”.

CORPORATE PROFILE

Harvest is a wholly-owned, non-guaranteed subsidiary of Korea National Oil Corporation (“KNOC”). Harvest is a significant operator in Canada’s energy industry offering stakeholders exposure to an integrated structure with Upstream (exploration, development and production of crude oil and natural gas) and Downstream (refining and marketing of distillate, gasoline and fuel oil) segments. Our Upstream oil and gas production is weighted approximately 70% to crude oil and liquids and 30% to natural gas and is complemented by our long-life refining and marketing business. Harvest's outstanding debentures are traded on the TSX under the symbols "HTE.DB.D", "HTE.DB.E", "HTE.DB.F" and "HTE.DB.G".

KNOC is a state owned oil and gas company engaged in the exploration and production of oil and gas along with storing petroleum resources. KNOC will fully establish itself as a global government-run petroleum company by applying ethical, sustainable and environment-friendly management and by taking corporate social responsibility seriously at all times. For more information on KNOC, please visit their website at www.knoc.co.kr/ENG/main.jsp.

INVESTOR & MEDIA CONTACTS:
Kari Sawatzky, Manager, Investor Relations
Calgary, AB Canada T2P 0L4
Email: information@harvestenergy.ca

CORPORATE HEAD OFFICE:
Harvest Operations Corp.
2100, 330 – 5th Avenue S.W.
Toll Free Investor Mailbox: (866) 666-1178
Website: www.harvestenergy.ca